SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15 (d) of the Securities Exchange Act of 1934.

Commission File Number: 333-113270

AMERICAN PATRIOT CORPORATION

(Exact name of registrant as specified in its charter)

Suite 29-303 La Ronge Avenue, Saskatchewan, S0J 1L0

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Title of each class of Securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ] Rule 12g-4(a)(2)	[ ]
Rule 12g-3(b)(1)(i)	[ ] Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[X]

Approximate number of holders of record as of the certification or notice date:  36

Pursuant to the requirements of the Securities Exchange Act of 1934, American Patriot Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AMERICAN PATRIOT CORPORATION

DATE: September 23, 2009	/s/ Colt Wohlers
Colt Wohlers, Chief Executive Officer